Filed by Larscom Incorporated (Commission File No.: 001-12491)
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended

Subject Company: Verilink Corporation
(Commission File No.: 000-28562)

Contact:
Bill Smith
Verilink Corporation
256.327.2204
bsmith@verilink.com

Donald W. Morgan
Larscom Incorporated
510.492.0800
morgan@larscom.com

Lissa Bogaty
The Blueshirt Group
914.725.8475
lissa@blueshirtgroup.com

Verilink and Larscom Announce Adjustment Factor
To Be Used in the Acquisition of Larscom

Larscom Receives Settlement Proceeds

MADISON, Ala., July 20, 2004 - Verilink Corporation (NASDAQ:VRLK) and Larscom Incorporated (NASDAQ:LARS) today announced that in accordance with the terms of the merger agreement between the companies, the adjustment factor to be used in the final share calculation will be 1.0. As a result, upon the completion of the merger each share of Larscom

Verilink and Larscom Announce Adjustment Factor

common stock will be converted into the right to receive 1.166 shares of Verilink common stock, subject to the terms and conditions of the merger agreement.

The adjustment factor was determined by comparing Larscom’s “closing net adjusted working capital amount” to Larscom’s “targeted net adjusted working capital amount,” as such terms are defined in the merger agreement. Based on an adjustment date of July 28, 2004, the targeted net adjusted working capital amount for Larscom was $5,000,000. Verilink has accepted Larscom’s determination that Larscom’s closing net adjusted working capital shall exceed the targeted amount, and, as a result, pursuant to the terms of the merger agreement, the adjustment factor will be 1.0 and there will be no change to the 1.166 exchange ratio.

Larscom also announced that it had received a $2.1 million cash payment in contract arbitration with a former supplier. Larscom and the former supplier agreed to the cash payment in return for settlement of all obligations between the parties.

About Verilink Corporation

Verilink provides customer premises voice and data access solutions to service providers, strategic partners and enterprise customers on a worldwide basis. Verilink is a market leader in voice over packet and voice over TDM IAD solutions including VoIP, VoDSL and VoATM. Data only offerings include access routers, probes, CSU/DSUs, DACS and network monitoring solutions. Verilink turnkey service solutions empower carriers with the flexibility to provide integrated services regardless of network technology. The Company’s headquarters are located at 127 Jetplex Circle, Madison, AL 35758. Verilink stock trades on the Nasdaq National Market under the symbol VRLK. To learn more about Verilink, visit their website at www.verilink.com.

About Larscom Incorporated

Larscom enables high-speed access by providing cost-effective, highly reliable (carrier-class), and easy-to-use network access equipment. In June 2003, Larscom merged with VINA Technologies to create a worldwide leader in enterprise WAN access for the delivery of high-speed data, and integrated voice and data services with the deployment of more than 350,000 systems worldwide. Larscom’s customers include major carriers, Internet service providers, Fortune 500 companies, small and medium enterprises, and government agencies worldwide. Larscom’s headquarters are in Newark, California. Additional information can be found at www.larscom.com.

Information about the Verilink/Larscom Merger and Where to Find It

Verilink filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing the definitive joint proxy statement/prospectus regarding the proposed merger between Verilink and Larscom. In addition, Verilink and Larscom mailed to their respective stockholders a copy of the joint proxy statement/prospectus in connection with the merger. Before making any voting or investment decision with respect to the merger, investors and security holders of Verilink and Larscom are urged to read the registration statement and the joint proxy statement/prospectus, which contain important information

Verilink and Larscom Announce Adjustment Factor

about Verilink, Larscom, the proposed merger and related matters. Copies of the registration statement and the joint proxy statement/prospectus, as well as other SEC filings containing information about Verilink and Larscom, including annual, quarterly and special reports and proxy statements filed by both Verilink and Larscom may be obtained, without charge, at the SEC’s website at www.sec.gov, or by visiting the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. In addition, investors and securities holders of Verilink may obtain free copies of the joint proxy statement/prospectus by directing a written request to: Corporate Secretary, Verilink Corporation, 127 Jetplex Circle, Madison, AL 35758, and investors and securities holders of Larscom may obtain free copies of the joint proxy statement/prospectus by directing a written request to: Corporate Secretary, Larscom Incorporated, 39745 Eureka Drive, Newark, CA 94560.

Interests of Certain Persons in the Verilink/Larscom Merger

Verilink and Larscom, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Verilink and Larscom in connection with the proposed merger. Information regarding the directors and executive officers of Verilink is included in the joint proxy statement/prospectus described above, and information regarding the directors and executive officers of Larscom is set forth in Larscom’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003, which was mailed to stockholders along with the joint proxy statement/prospectus. Certain of these directors and executive officers have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Verilink and Larscom generally. These interests are described in greater detail in the registration statement and the joint proxy statement/prospectus referred to above, and investors and security holders of Verilink and Larscom are urged to read the registration statement and the joint proxy statement/prospectus before making any voting or investment decision with respect to the merger.

Safe Harbor Statement

Except for the historical information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, and the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are included in the joint proxy statement/prospectus referred to above, as well as Verilink’s Annual Report on Form 10-K for the fiscal year ended June 27, 2003 and most recent quarterly report on Form 10-Q for the

Verilink and Larscom Announce Adjustment Factor

quarter ended April 2, 2004, and Larscom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended, and most recent quarterly report on Form 10-Q for the quarter ended March 31, 2004, each of which were mailed to Verilink and Larscom stockholders along with the joint proxy statement/prospectus. These forward-looking statements speak only as of the date hereof. Verilink and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.

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Verilink and the Verilink logo are registered trademarks of Verilink Corporation. Larscom is a registered trademark of Larscom Incorporated. All other trademarks or registered trademarks are the property of the respective owners.